Exhibit 99.225

Restaurants Canada Chooses NexTech’s InfernoAR to Take Canada’s Largest Foodservice Trade Show Virtual

Company plans to transform Canada’s $89 billion restaurant industry with captivating digital AR experiences and unique ways for foodservice professionals to support one another and reconnect with customers, buyers, and distributors

Vancouver B.C. and Washington D.C. – October 29, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, AR learning applications, AR-enhanced video conferencing and virtual events today announced that Restaurants Canada has chosen its InfernoAR platform to transform the 2021 RC Show, taking place February 28-March 3, 2021, into a completely virtual experience. This is Canada’s largest foodservice and hospitality event, the RC Show showcases cutting-edge products, pioneering people, and transformative ideas.

NexTech will work with Restaurants Canada to offer a unique, captivating virtual event to attendees from all corners of the foodservice industry including foodservice operators, distributors, brokers, retailers, buyers, chefs, baristas, bartenders, and sommeliers. Through NexTech’s InfernoAR platform, RC Show 2021 attendees will have access to an interactive, virtual trade show floor and exhibitor booths, broadcast-quality content, and interactive demonstrations.

Restaurants Canada is a national, not-for-profit association advancing the potential of Canada’s diverse and dynamic foodservice industry through member programs, research, advocacy, resources, and events. Canada’s foodservice sector is an $89 billion industry that directly employs 1.2 million workers, is Canada’s number one source of first jobs and serves 22 million customers across the country every day.

“The foodservice industry is facing many challenges brought on by the COVID-19 pandemic so it was incredibly important for us to find a way to offer brands, suppliers and operators a safe way to reconnect with each other,” said Troy Taylor, VP of Operations at Restaurants Canada, “As we look to build our first-ever virtual event, we needed to move fast and identify an event platform capable of a world-class digital experience for our attendees as they explore solutions and ideas to drive the recovery of the industry. NexTech’s platform offers the perfect solution for providing our attendees with seamless, reliable access to one another and dynamic interactive demonstrations and presentations.”

Using Inferno AR, RC Show 2021 will be able to host a large, international audience and offer all attendees the opportunity to make the four-day event their own. Attendees will connect, learn, and shop through high-quality on-demand and live presentations, demonstrations which feature AR holograms and interactive, chat-enabled exhibitor booths. Interactive virtual networking spaces will allow retailers to connect with buyers and service providers. Brands can tell their story via exclusive Buyers Kits, which provide interactive learning and tasting experiences.

“We are honored to have been selected by Restaurants Canada to bring this landmark event online,” said Evan Gappelberg, CEO of NexTech AR. “The foodservice industry has felt the impact of the pandemic deeply and we’re proud to be part of such an ambitious effort to reconnect food lovers, chefs and brands in unique and captivating ways as they work together to build the future of the industry. He continues “We are rapidly signing up global enterprise scale customers as InfernoAR is being recognized again and again by enterprise and government agencies as the only platform which can provide immersive AR experiences at scale. InfernoAR is not just a me-too virtual events platform it is an industry leading platform that’s part of the global digital transformation. We see this solution for RC as the same solution for all global foodservice events which is huge!”

Industry professionals can learn more about RC Show 2021 and register at www.rcshow.com.

About RC Show

Canada’s largest foodservice and hospitality event, RC Show showcases cutting-edge products, pioneering people, and transformative ideas. Attendees will find three days of programming to learn from and network with Canada’s top foodservice professionals, product and service innovations included in 8 curated pavilions across a 250,000 sq. ft. show floor and on-the-floor feature activations that bring the latest business concepts to life. Learn more at www.rcshow.com.

About Restaurants Canada

Restaurants Canada is a national, not-for-profit association advancing the potential of Canada’s diverse and dynamic foodservice industry through member programs, research, advocacy, resources, and events. Canada’s foodservice sector is an $89 billion industry that directly employs 1.2 million workers, is Canada’s number one source of first jobs and serves 22 million customers across the country every day.

About NexTech AR

NexTech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

InfernoAR: An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With NexTech’s InfernoAR platform having augmented reality, AI, end-to-end encryption and built in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its Aritize white label app it’s ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

3